Exhibit 99.1

Enerplus Announces Third Quarter 2012 Results

CALGARY, Nov. 9, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce our operating and financial results for the third quarter of 2012.

•	Our efforts throughout 2012 have been focused on delivering organic growth through an oil-focused capital spending program and providing a dividend to our shareholders. We continued to deliver on this strategy during the third quarter while maintaining a strong financial position.
•	Our investment in our Bakken crude oil assets in Fort Berthold, North Dakota continues to deliver as we again increased production from this region during the third quarter, growing by 10% to approximately 12,800 BOE/day. With the weakness in natural gas prices and an absence of meaningful capital spending on our Canadian operated natural gas assets, we saw our natural gas production decline.
•	Daily production during the third quarter averaged 81,573 BOE/day, up 11% from the same period a year ago and down slightly from the second quarter. Oil and liquids volumes have grown by 24% year-over-year and were up by 1% versus the previous quarter and now represent just under 50% of our total production.
•	Our natural gas volumes have declined throughout the year primarily due to a lack of capital investment in our Canadian gas assets. We continued to drill wells in the Marcellus with our partners in order to retain leases in the northeast region of Pennsylvania which we believe is one of the best areas within the play. Based upon the drilling activity to date, we expect to have approximately 65% of our core non-operated leases held by production by year-end. We also satisfied the remainder of our carry commitment associated with the original purchase of interests in the Marcellus. With the weak natural gas price environment in 2012 and on-going infrastructure challenges, drilling and tie-in activity has been slower than expected. As a result, the growth in production volumes has been delayed however this has had little impact on our funds flow due to weak natural gas prices. We continue to expect a slower pace of wells on-stream through the remainder of the year and anticipate exit production to be approximately 10 MMcf/day to 20 MMcf/day lower than originally planned. Exit volumes in the Marcellus are now expected to range between 50 MMcf/day - 60 MMcf/day.
•	We generated funds flow of $135 million ($0.68 per share) during the quarter. While both crude oil and natural gas prices improved slightly quarter over quarter, higher operating costs caused by a number of one-time charges along with fluctuations in the foreign exchange related to our U.S. operations impacted our funds flow.
•	Capital expenditures totaled $167 million during the quarter, down 20% from the second quarter of 2012. We drilled 16.6 net wells with 18.2 net wells brought on-stream with the bulk of this activity again focused on our oil plays.
•	With the reduction in our monthly dividend to $0.09 per share per month and lower capital spending this quarter, our adjusted payout ratio improved to 159%.
•	Net income for the quarter was impacted by impairments in our exploration and evaluation ("E&E") assets. We recorded E&E impairments of approximately $114 million, the majority of which related to leases in West Virginia and Maryland which will expire over the next 12 months where we do not anticipate allocating capital.
•	We improved our financial flexibility with the sale of our equity investment in Laricina Energy in August for net proceeds of $141 million. We used these proceeds to reduce our debt and ended the quarter with a debt to trailing twelve month funds flow ratio of 1.9 times versus 2.0 times last quarter.
•	We had a total of $307 million drawn on our $1.0 billion credit facility at September 30th, 2012. We also recently extended our $1.0 billion credit facility for an additional year with the same terms and pricing.
•	We entered into additional hedges on both crude oil and natural gas during the quarter and currently have approximately 58% of our expected 2013 crude oil production, net of royalties, hedged at approximately US$100/bbl. We also have approximately 17% of our expected net natural gas production protected next year at an average floor price of $3.31/Mcf. As we move into the winter months, we may enter into additional natural gas hedges. For the remainder of 2012, we have approximately 63% of our expected crude oil production volumes, net of royalties, hedged at US$96.22/bbl.
•	Subsequent to the quarter, we announced an agreement to sell all of our assets in Manitoba for gross proceeds of approximately $220 million. These assets are currently producing approximately 1,600 bbls/day of crude oil under waterflood with an estimated 8.4 million barrels of estimated proved plus probable reserves. With limited near-term growth potential under our current capital allocation plans, these assets are considered non-core to our long-term business strategy. The proceeds from this sale will be used to reduce our debt levels and will strengthen our balance sheet as we head into 2013. Our September 30, 2012 debt-to-funds flow ratio pro forma this transaction is 1.5 times.
•	We expect to continue selling non-core assets in the future in order to focus our asset base and improve our operational efficiencies. We are also pursuing a joint venture or sale of our early stage gas assets including our Montney and Duvernay lands.

SELECTED FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Financial (000's)
Funds Flow	$134,980	$ 123,262	$444,233	$ 416,927
Cash and Stock Dividends	53,394	97,416	247,988	291,179
Net Income	(63,466)	111,321	2,977	408,852
Debt Outstanding - net of cash	1,118,569	734,300	1,118,569	734,300
Capital Spending	166,988	201,266	692,641	520,875
Property and Land Acquisitions	7,277	67,313	63,946	209,946
Divestments	3,112	7,320	55,636	638,108

Debt to Trailing 12 Month Funds Flow	1.9x	1.3x	1.9x	1.3x

Financial per Weighted Average Shares Outstanding
Funds Flow	$0.68	$0.68	$2.28	$2.32
Net Income	(0.32)	0.62	0.02	2.28
Weighted Average Number of Shares Outstanding	197,618	180,266	194,753	179,566

Selected Financial Results per BOE(1)
Oil & Gas Sales(2)	$43.30	$ 46.44	$44.10	$48.34
Royalties	(8.61)	(8.33)	(8.74)	(8.67)
Commodity Derivative Instruments	1.06	(0.66)	0.11	(1.09)
Operating Costs	(12.32)	(10.90)	(11.00)	(9.87)
G&A and Equity Based Compensation	(3.17)	(2.45)	(2.94)	(2.96)
Interest and Other Expenses	(2.56)	(1.01)	(1.40)	(1.55)
Taxes	0.29	(4.80)	(0.10)	(3.75)
Funds Flow	$17.99	$ 18.29	$20.03	$ 20.45

SELECTED OPERATING RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Average Daily Production
Crude oil (bbls/day)	36,810	29,337	35,807	29,665
NGLs (bbls/day)	3,538	3,295	3,644	3,323
Natural gas (Mcf/day)	247,347	243,675	249,046	250,244
Total (BOE/day)	81,573	73,245	80,959	74,695

% Crude Oil & Natural Gas Liquids	49%	45%	49%	44%

Average Selling Price(2)
Crude oil (per bbl)	$ 76.41	$ 77.57	$ 78.72	$ 82.01
NGLs (per bbl)	47.81	64.98	54.88	63.89
Natural gas (per Mcf)	2.20	3.73	2.18	3.83
USD/CDN exchange rate	1.00	1.02	1.00	1.02

Net Wells drilled	17	35	70	75

(1)	Non-cash amounts have been excluded.
(2)	Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Share Trading Summary	CDN* - ERF	U.S.** - ERF
For the three months ended September 30, 2012	(CDN$)	(US$)
High	$16.94	$17.48
Low	$12.41	$12.13
Close	$16.30	$16.61

* TSX and other Canadian trading data combined.
**NYSE and other U.S. trading data combined.

2012 Dividends Per Share
Payment Month	CDN$	US$(1)
First Quarter Total	$0.54	$0.54
Second Quarter Total	$0.54	$0.53
July	$0.09	$0.09
August	0.09	0.09
September	0.09	0.09
Third Quarter Total	$0.27	$0.27
Total Year-to-Date	$1.35	$1.34

(1)	US$ dividends represent CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Production and Capital Spending

	Three months ended September 30, 2012		Nine months ended September 30, 2012
Play Type	Average Production Volumes	Capital Spending ($ millions)	Average Production Volumes	Capital Spending ($ millions)
Tight Oil (BOE/day)	19,322	$90	17,760	$391
Crude Oil Waterflood (BOE/day)	16,769	25	16,530	95
Conventional Oil (BOE/day)	4,470	13	4,736	27
Total Crude Oil (BOE/day)	40,561	$128	39,026	$513
Marcellus Shale Gas (Mcf/day)	40,188	$30	35,081	$120
Other Natural Gas (Mcfe/day)	205,881	9	216,519	60
Total Gas (Mcfe/day)	246,069	$39	251,600	$180
Company Total (BOE/day)	81,573	$167	80,959	$693

Net Drilling Activity for the Three Months Ended September 30, 2012

Play Type	Horizontal Wells Drilled	Vertical Wells Drilled	Total Wells Drilled	Wells Pending Completion/ Tie-in*	Wells On-stream**	Dry & Abandoned Wells
Tight Oil	7.9	-	7.9	3.6	8.9	-
Crude Oil Waterflood	3.8	-	3.8	1.7	5.9	0.1
Conventional Oil	2.5	-	2.5	0.9	1.7	-
Total Crude Oil	14.2	-	14.2	6.2	16.5	0.1
Marcellus Shale Gas	2.3	-	2.3	2.3	1.7	-
Other Natural Gas	0.1	-	0.1	0.1	-	-
Total Gas	2.4	-	2.4	2.4	1.7	-
Company Total	16.6	-	16.6	8.6	18.2	0.1

*Wells drilled during the quarter that were pending potential completion/tie-in or abandonment.
**Total wells brought on-stream during the quarter regardless of when they were drilled.

Update on 2012 Guidance

The slower pace of activity in the Marcellus and the corresponding delay in bringing the associated natural gas production on stream is expected to impact both our annual and exit production rates.  As a result, we are revising our annual average production guidance from 83,500 BOE/day to 82,000 BOE/day and now expect our exit production could range between 85,000 BOE/day to 88,000 BOE/day. The sale of our Manitoba assets is not expected to have a material impact on our 2012 exit production forecast as the sale is expected to close late in December. Average production for October was approximately 84,000 BOE/day. Operating costs are now expected to average $10.70/BOE versus our original expectation of $10.40/BOE due to our revised production forecast. We are maintaining our capital spending guidance of $850 million with the majority of this spending focused on our crude oil properties.

Outlook

Looking forward to 2013, our focus will be on improving the profitability of our business while maintaining our financial strength.  We expect to reduce our capital spending program by approximately 20% next year from 2012 levels.  As a result, we would expect to see an improvement in our adjusted payout ratio while maintaining an attractive dividend.

Our growth expectations will be reduced for next year due to the lower capital program and the sale of our Manitoba assets (1,600 bbls/day) which we expect to close at the end of 2012.  Should profitability improve (for example through commodity price increases or improved operating efficiencies) we would have the ability to increase our capital program and production to capture additional value for our shareholders.

Conference Call Details

Further details on our operations will be provided during our conference call which is scheduled for 9:00 am MT (11:00 AM ET) today.  Details of the conference call are as follows:

Date:	Friday, November 9, 2012
Time:	9:00 AM MT/11:00 AM ET
Dial-In:	1-647-427-7450
1-888-231-8191 (toll free)
Conference Call ID: 50540263

Audiocast: http://www.newswire.ca/en/webcast/detail/1054731/1146491

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	1-416-849-0833
1-855-859-2056 (toll free)
Passcode:	50540263

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.  Electronic copies of our Q3 MD&A and financial statements are also available on our website at www.enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 09-NOV-12